Filed by Stone Energy Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Bois d’Arc Energy, Inc.
Commission File No. 001-32494
STONE ENERGY CORPORATION
Announces Acquisition of Bois d’Arc Energy, Inc.
LAFAYETTE, LA. April 30, 2008
     Stone Energy Corporation (“Stone”) (NYSE: SGY) and Bois d’Arc Energy, Inc. (“Bois d’Arc”) (NYSE: BDE) today jointly announced that they have entered into a definitive merger agreement pursuant to which Stone will acquire Bois d’Arc. Under the terms of the merger agreement, Bois d’Arc stockholders will receive $13.65 in cash and 0.165 shares of Stone common stock for each share of Bois d’Arc common stock. The transaction has an aggregate value of approximately $1.8 billion.
     The combination of these two companies will result in one of the largest Gulf of Mexico-focused operating companies, with a solid production base, a strong portfolio for continued development of proved and probable reserves, and an extensive inventory of exploration opportunities.
     “Bois d’Arc is an outstanding fit with Stone given the complementary asset bases, strategies and skill sets of the two companies,” said David Welch, Chief Executive Officer of Stone. “Stone is a strong exploitation and development company and combined with Bois d’Arc’s outstanding inventory of shelf exploration prospects, the combined company will be a leading Gulf of Mexico producer. The transaction will be accretive to Stone on a 2008 cash flow basis and the combined entity is expected to generate significant free cash flow which will continue to strengthen its balance sheet.”
     Following the merger, Stone expects to produce over 300 Mmcfe per day and have over 700 Bcfe of estimated proved reserves and approximately 275 Bcfe of estimated probable reserves, with a multi-year exploration prospect inventory, extensive 3D seismic coverage over the Gulf of Mexico, and a material leasehold position of over 800,000 net undeveloped acres.
     Gary Blackie, Chief Executive Officer of Bois d’Arc, stated, “Stone has the cash flow as well as the depth of personnel and the infrastructure in place to effectively capture the full value of Bois d’Arc’s extensive prospect inventory. The case for combining the two companies is extremely compelling to the Bois d’Arc stockholders.”
     Stone expects to fund the transaction utilizing existing cash on its balance sheet, borrowings from a proposed new $700 million credit facility underwritten by Bank of America, N.A., and the issuance of approximately 11.3 million shares of Stone common stock. The transaction is expected to close in the third quarter of 2008. Following the closing, Stone will remain headquartered in Lafayette, Louisiana, and David Welch will continue as Chief Executive Officer of the combined company.
     The Boards of Directors of both companies have approved the merger agreement, and each will recommend the transaction to its respective stockholders for approval. Completion of the transaction is subject to stockholder approval of Stone and Bois d’Arc, regulatory approvals, and other customary conditions. Post closing, it is anticipated that the Stone stockholders will own approximately 72% of the combined company, and the Bois d’Arc stockholders will own approximately 28% of the combined company.
     Concurrent with the execution of the merger agreement, Comstock Resources, Inc. (“Comstock”) (NYSE: CRK), which holds approximately 49% of the outstanding shares of Bois d’Arc, entered into a stockholder agreement in which it agreed to vote in favor of the merger and agreed to a one-year lock-up. In addition, Gary Blackie (a director and the Chief Executive Officer of Bois d’Arc) and Wayne Laufer (a director and the former Chief Executive Officer of Bois d’Arc), who own approximately 8% and 10%, respectively, of the outstanding shares of Bois d’Arc common stock, also entered into stockholder agreements in which they agreed to vote in favor of the merger.

     According to Jay Allison, Chief Executive Officer of Comstock, “We are very excited about this combination and are enthusiastic about our 13% post-merger ownership in Stone Energy. Stone has made significant strides in positioning itself as a leader in the Gulf of Mexico and the Bois d’Arc team has done an outstanding job of creating value since Bois d’Arc’s inception.”
     Gary Blackie and certain key Bois d’Arc employees have entered into a participation agreement with Stone, under which, following the completion of the merger, Mr. Blackie and his team will generate exploration prospects in the Gulf of Mexico drawing on their extensive geological expertise in the region. Stone will provide overhead support and will advance certain funds needed to conduct exploration activities. Stone will be entitled to a non-promoted 50% working interest in each prospect generated.
     Tudor, Pickering, Holt & Co. acted as financial advisor to Stone and provided a fairness opinion to the board of Stone. Scotia Waterous (USA) Inc. and Raymond James & Associates, Inc. acted as financial advisors to Bois d’Arc, and Raymond James & Associates, Inc. provided a fairness opinion to the board of Bois d’Arc.
Pro forma statistics for Stone Energy include:

	Stone		Bois d’Arc		Combined
2008E Average Production (MMcfe/d)(a)	175-200		115-130		290-330
Proved Reserves (Bcfe) (12/31/07)	403	(b)	335	(c)	738
Gas / Oil %	53/47%		57/43%		55/45%
Probable Reserves (Bcfe)(12/31/07)	148	(b)	127	(d)	275
Fully-diluted Shares Outstanding (millions)(e)	29.2		69.7		40.6

(a)	2008 production guidance for Stone and estimate for Bois d’Arc.

(b)	Prepared by Netherland, Sewell & Associates.

(c)	Stone’s internal estimated reserves for Bois d’Arc.

(d)	Bois d’Arc’s internal estimate.

(e)	Fully-diluted shares outstanding include common stock, restricted stock and in-the-money options.
     The senior management teams of Stone and Bois d’Arc will host a conference call today at 10:00 a.m. CDT (11:00 a.m. EDT). All individuals interested in participating in the conference call should dial 1-877-228-3598 fifteen minutes prior to the starting time and request the “Stone Energy Call.” A replay of the call will be available for 48 hours after the call. The telephone number for the replay of the call is 1-800-642-1687 and the access code is 46018165. Transaction overview slides will be available on the Stone website (www.stoneenergy.com).

     Stone Energy is an independent oil and natural gas company headquartered in Lafayette, Louisiana, and is engaged in the acquisition, exploration, exploitation, development and operation of oil and gas properties located primarily in the Gulf of Mexico. For additional information, contact Kenneth H. Beer, Chief Financial Officer, at 337-237-0410-phone, 337-237-0426-fax or via e-mail at CFO@StoneEnergy.com.
     Bois d’Arc Energy is a growing independent exploration company engaged in the discovery and production of oil and natural gas in the Gulf of Mexico. The Company’s stock is traded on the New York Stock Exchange under the symbol “BDE”.
     Certain statements in this press release are forward-looking and are based upon Stone’s current belief as to the outcome and timing of future events. All statements, other than statements of historical facts, that address activities that Stone plans, expects, believes, projects, estimates or anticipates will, should or may occur in the future, including future production of oil and gas, future capital expenditures and drilling of wells and future financial or operating results are forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include the timing and extent of changes in commodity prices for oil and gas, operating risks and other risk factors as described in Stone’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (“SEC”). Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, Stone’s actual results and plans could differ materially from those expressed in the forward-looking statements.
     The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Annual Report on Form 10-K, available free of charge on our internet site (www.stoneenergy.com). You can also obtain this form from the SEC on the SEC’s internet site (www.sec.gov) or by calling 1-800-SEC-0330.
     Stone and Bois d’Arc will file a joint proxy statement/prospectus to be sent to each company’s stockholders, and each of Stone and Bois d’Arc may file other relevant documents concerning the merger with the SEC. Stockholders are urged to read the joint proxy statement/prospectus regarding the merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
     You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Stone and Bois d’Arc, at the SEC’s Web site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing Stone’s Web site (http://www.stoneenergy.com) under the tab “Investor Center,” or by accessing Bois d’Arc’s Web site (http://www. boisdarcenergy.com) under the tab “Investor Info.”
     Stone and Bois d’Arc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Stone and/or Bois d’Arc in connection with the merger. Information regarding such persons and a description of their interest in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.